12027524

ORIGINAL

SEC
Mail Processing
Section

JUN 26 2012

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________.

Commission file number: 000-54246

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Bank Profit Sharing / 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008

SEC
Mail Processing
Section

JUN 26 2012

Washington DC
408

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Alliance Bank Profit Sharing / 401(k) Plan (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2011.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ALLIANCE BANK PROFIT SHARING / 401(K) PLAN

June 26, 2012

By: Joseph M. Vetter
Joseph M. Vetter, on behalf of
Alliance Bank as the Plan Administrator

Form 5500

Form 5500-SF Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Short Form Annual Return/Report of Small Employee Benefit Plan** This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA), and sections 6057(b) and 6058(a) of the Internal Revenue Code (the Code). ▸ **Complete all entries in accordance with the instructions to the Form 5500-SF.**	OMB Nos. 1210-0110 1210-0089 **2011** **This Form is Open to Public Inspection**

Part I Annual Report Identification Information

For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011

A This return/report is for: [X] a single-employer plan [ ] a multiple-employer plan (not multiemployer) [ ] a one-participant plan

B This return/report is: [ ] the first return/report [ ] the final return/report [ ] an amended return/report [ ] a short plan year return/report (less than 12 months)

C Check box if filing under: [ ] Form 5558 [ ] automatic extension [ ] DFVC program [ ] special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan
Alliance Bank Profit Sharing/401(k) Plan

1b Three-digit plan number (PN) ▸ 003

1c Effective date of plan 07/01/1984

2a Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan)
Greater Delaware Valley Savings
Bank d/b/a/ Alliance Bank

541 Lawrence Road

Broomall PA 19008-3599

2b Employer Identification Number (EIN) 23-2750261

2c Sponsor's telephone number (610) 359-6940

2d Business code (see instructions) 522120

3a Plan administrator's name and address (if same as plan sponsor, enter "Same")
Same

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN, and the plan number from the last return/report.

a Sponsor's name

4b EIN

4c PN

5a Total number of participants at the beginning of the plan year	5a	79
b Total number of participants at the end of the plan year	5b	78
c Number of participants with account balances as of the end of the plan year (defined benefit plans do not complete this item)	5c	74

6a Were all of the plan's assets during the plan year invested in eligible assets? (See instructions.) [X] Yes [ ] No

b Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? (See instructions on waiver eligibility and conditions.) [X] Yes [ ] No

If you answered "No" to either 6a or 6b, the plan cannot use Form 5500-SF and must instead use Form 5500.

Part III Financial Information

7 Plan Assets and Liabilities		(a) Beginning of Year	(b) End of Year
a Total plan assets	7a	2,961,107	3,264,077
b Total plan liabilities	7b		
c Net plan assets (subtract line 7b from line 7a)	7c	2,961,107	3,264,077

8 Income, Expenses, and Transfers for this Plan Year		(a) Amount	(b) Total
a Contributions received or receivable from: (1) Employers	8a(1)	100,000	
(2) Participants	8a(2)	203,032	
(3) Others (including rollovers)	8a(3)		
b Other income (loss)	8b	180,679	
c Total income (add lines 8a(1), 8a(2), 8a(3), and 8b)	8c		483,711
d Benefits paid (including direct rollovers and insurance premiums to provide benefits)	8d	180,711	
e Certain deemed and/or corrective distributions (see instructions)	8e		
f Administrative service providers (salaries, fees, commissions)	8f		
g Other expenses	8g	30	
h Total expenses (add lines 8d, 8e, 8f, and 8g)	8h		180,741
i Net income (loss) (subtract line 8h from line 8c)	8i		302,970
j Transfers to (from) the plan (see instructions)	8j		

Part IV Plan Characteristics

9a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:
2E 2F 2G 2J 2K 2T 3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

Part V Compliance Questions

10 During the plan year:		Yes	No	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	10a		X	
b Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 10a.)	10b		X	
c Was the plan covered by a fidelity bond?	10c	X		6,000,000
d Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	10d		X	
e Were any fees or commissions paid to any brokers, agents, or other persons by an insurance carrier, insurance service or other organization that provides some or all of the benefits under the plan? (See instructions.)	10e		X	
f Has the plan failed to provide any benefit when due under the plan?	10f		X	
g Did the plan have any participant loans? (If "Yes," enter amount as of year end.)	10g	X		39,686
h If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	10h		X	
i If 10h was answered "Yes," check the box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	10i		X	

Part VI Pension Funding Compliance

11 Is this a defined benefit plan subject to minimum funding requirements? (If "Yes," see instructions and complete Schedule SB (Form 5500)) ☐ Yes ☒ No

12 Is this a defined contribution plan subject to the minimum funding requirements of section 412 of the Code or section 302 of ERISA? ☐ Yes ☒ No

(If "Yes," complete 12a or 12b, 12c, 12d, and 12e below, as applicable.)

a If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the letter ruling granting the waiver. Month ______ Day ______ Year ______

If you completed line 12a, complete lines 3, 9, and 10 of Schedule MB (Form 5500), and skip to line 13.

b Enter the minimum required contribution for this plan year	12b	
c Enter the amount contributed by the employer to the plan for this plan year	12c	
d Subtract the amount in line 12c from the amount in line 12b. Enter the result (enter a minus sign to the left of a negative amount)	12d	

e Will the minimum funding amount reported on line 12d be met by the funding deadline? ☐ Yes ☐ No ☒ N/A

Part VII Plan Terminations and Transfers of Assets

13a Has a resolution to terminate the plan been adopted in any plan year? ☐ Yes ☒ No

If "Yes," enter the amount of any plan assets that reverted to the employer this year | 13a |

b Were all the plan assets distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? ☐ Yes ☒ No

c If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

13c(1) Name of plan(s):	13c(2) EIN(s)	13c(3) PN(s)

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including, if applicable, a Schedule SB or Schedule MB completed and signed by an enrolled actuary, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Joseph M. Vetter Signature of plan administrator	6/22/12 Date	JOSEPH M. VETTER Enter name of individual signing as plan administrator
SIGN HERE	Peter J. Meier Signature of employer/plan sponsor	6/26/12 Date	PETER J. MEIER Enter name of individual signing as employer or plan sponsor

1460-0

Form **8955-SSA**

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057 of the Internal Revenue Code

OMB No. 1545-2187

2011

This Form is NOT Open to Public Inspection

PART I Annual Statement Identification Information

For the plan year beginning 01/01/2011 , and ending 12/31/2011

A ☐ ◀ elects to voluntarily file Form 8955-SSA. (See instructions.)

B ☐ ◀ Check here if this is an amended registration statement.

C Check the appropriate box if filing under: ☐ Form 5558 ☐ Automatic extension ☐ Special extension (enter description)

PART II Basic Plan Information - enter all requested information

1a Name of plan	1b Plan Number (PN)
Alliance Bank Profit Sharing/401(k) Plan	003

Plan Sponsor Information

2a Plan sponsor's name Greater Delaware Valley Savings Bank.			2b Employer Identification Number (EIN) 23-2750261
2c Trade name (if different from plan sponsor name)			2d Plan sponsor's phone number (610)359-6940
2e In care of name			
2f Mailing address (room, apt., suite no. and street, or P.O. Box) 541 Lawrence Road	2g City Broomall	2h State PA	2i ZIP code 19008-3599
2j Foreign province (or state)	2k Foreign country		2l Foreign postal code

Plan Administrator Information

3a Plan administrator's name (if other than plan sponsor) Same			3b Employer Identification Number (EIN)
3c In care of name			3d Plan administrator's phone number
3e Mailing address (room, apt., suite no. and street, or P.O. Box)	3f City	3g State	3h ZIP code
3i Foreign province (or state)	3j Foreign country		3k Foreign postal code

4 If the name or EIN of the **plan administrator** has changed since the last return filed for this plan, enter the name and EIN from the last filed return:

Plan administrator's name	EIN

5 If the name or EIN of the **plan sponsor** has changed since the last return filed for this plan, enter the name, EIN, and plan number from that return:

Plan sponsor's name	EIN	Plan Number (PN)

6 a. Participants who separated with a deferred vested benefit required to be reported on this Form 8955-SSA	6a	2
b. Participants who separated with a deferred vested benefit voluntarily reported on this Form 8955-SSA in the same year as the separation occurred	6b	0
7 Total number of participants reported on lines 6a and 6b	7	2
8 Did the plan administrator provide an individual statement to each participant required to receive a statement?		☒ Yes ☐ No

Under penalties of perjury, I declare that I have examined this statement, and to the best of my knowledge and belief, it is true, correct, and complete.

Sign Here ▶	Signature of plan sponsor	Date signed	Signature of plan administrator	Date signed
		6/26/12		6/26/12

Name of plan	Plan Number	EIN
Alliance Bank Profit Sharing/401(k) Plan	003	23-2750261

PART III Participant Information - enter all requested information

9 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits who:

Code A — has not previously been reported.
Code B — has previously been reported under the above plan number, but whose previously reported information requires revisions.
Code C — has previously been reported under another plan, but who will be receiving benefits from the plan listed above instead.
Code D — has previously been reported under the above plan number, but whose benefits have been paid out or who is no longer entitled to those deferred vested benefits.

Use with entry code "A", "B", "C", or "D"						Use with entry code "A" or "B"				Entry code "C" only	
(a) Entry Code	(b) Social Security Number (or FOREIGN)	(c) Name of Participant (See instructions.)				Enter code for nature and form of benefit		Amount of vested benefit		(h) Previous sponsor's EIN	(i) Previous plan number
		First name	M.I.	Last name	✓	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan — periodic payment	(g) Defined contribution plan — total value of account		
A	021-40-4370	PAMELA	M	SCHIRNER		A	A		13,512		
A	192-44-1496	STEPHEN	M	GUALBERTI		A	A		71,999		